NO ACT

PE
12-16-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

13003970

RECEIVED SEC

JAN 15 2014

Washington, DC 20549

January 15, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(15)
Public
Availability: 1-15-14

A. Jane Kamenz
The Coca-Cola Company
jkamenz@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 16, 2013

Dear Ms. Kamenz:

This is in response to your letter dated December 16, 2013 concerning the shareholder proposal submitted to Coca-Cola by James McRitchie and Myra K. Young. We also have received letters on the proponents' behalf dated December 29, 2013, January 3, 2014, January 7, 2014 and January 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/ 14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 16, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Coca-Cola may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that John Chevedden submitted the proposal on behalf of James McRitchie and Myra K. Young, the proponents, and a written statement was provided to Coca-Cola verifying that the proponents satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Coca-Cola may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Coca-Cola may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 16, 2013 no action request.

The company failed to mention the precedent of *Dean Foods Company* (March 7, 2013) which concerned the same topic as this proposal.

Dean Foods did not obtain concurrence although it argued, "The Proposal does not define director independence by reference to any substantively described external standard and does not provide any alternate, clarifying language necessary to understand the meaning of an 'independent' director. It provides no standard for independence at all."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

Jane A. Kamenz <jkamenz@coca-cola.com>

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 18, 2013

The proposal urges the board to adopt a policy that the board's chairman be an independent director.

We are unable to concur in your view that Dean Foods may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Dean Foods may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

AFL-CIO Equity Fund Proposal

Independent Board Chair

RESOLVED: The shareholders of Dean Foods Company (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board.

In our opinion, a board of directors is less likely to provide rigorous oversight of management if the chairman is not independent, as is the case with our Company. Chairman Gregg L. Engles stepped down as Company CEO in August 2012 to serve as CEO and Chairman of a wholly-owned subsidiary. He continues to serve as Chairman on our Board of Directors, a role he has held since continuously since 2002.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board. We urge you to vote FOR this resolution.

In contrast to *WellPoint* and *Procter & Gamble*, in *PepsiCo, Inc.* the proposal called for the board to "adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of our Company*." *See PepsiCo, Inc.* (February 2, 2012) (emphasis added). The company argued that the proposal was vague and indefinite because it referred to an external set of guidelines for independence but did not describe the substantive provisions of those external guidelines. The Staff denied no-action relief under Rule 14a-8(i)(3). *See also Reliance Steel & Aluminum Co.* (February 2, 2012) and *General Electric Company* (January 10, 2012; reconsideration denied February 1, 2012) (where the Staff did not allow the exclusion under Rule 14a-8(i)(3) of proposals to adopt identical policies). Although these proposals referenced the independent director standard of the NYSE without describing such standard, they also included an alternate test of independence – that the chairman be an individual who had not previously served as an executive officer of the company – sufficient to shift the emphasis away from a single, undefined standard. Unlike these proposals, the Proposal lacks an alternate test of independence sufficient to allow the stockholders voting on the Proposal, or the company in implementing the Proposal, to understand how to determine if a director is "independent." The supporting statement suggests that the Company's current chairman is not independent but does not explicitly provide the basis for this determination. Is it because the chairman was formerly CEO of the Company? Is it because the chairman is currently CEO and chairman of a publicly-traded subsidiary of the Company? Is there some other basis for this determination? Because the Proposal and the supporting statement do not articulate such a basis, a stockholder reading the Proposal and the supporting statement would be unable to divine the applicable standard of independence that the Proposal endorses.

The Proposal is vague and indefinite, in ways even more compelling than those contained in the stockholder proposals excluded in *WellPoint, Procter & Gamble, Boeing, Wyeth, Citigroup, PG&E, Schering-Plough*, and *JPMorgan Chase* and lacks the feature that is common to the proposals in *PepsiCo, Reliance Steel, General Electric* and *Comcast* and that distinguishes them from the aforementioned precedent. The Proposal does not define director independence by reference to any substantively described external standard and does not provide any alternate, clarifying language necessary to understand the meaning of an "independent" director. It provides no standard for independence at all. For these reasons, we believe that the Proposal is in violation of Rule 14a-9 and warrants exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2013 Proxy Materials. Please do not hesitate to call me at (214) 303-3432 or by email at steve_kemps@deanfoods.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Steven J. Kemps
Executive Vice President and General Counsel
Dean Foods Company

cc: Rachel A. Gonzalez
Erika L. Robinson, WilmerHale

Attachments: Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 16, 2013 no action request.

In regard to GMI data the company's proxy failed to address *Mattel, Inc.* (January 6, 2014), *Starbucks Corporation* (December 23, 2013) and *The Walt Disney Company* (December 6, 2013).

The company's proxy failed to attempt a rebuttal of any specific GMI data in the proposal.

The letter to Forest Laboratories by Mellissa Campbell Duru, Special Counsel, Office of Mergers and Acquisitions, on August 2, 2011 stated, "Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the *disclosures they have made*." (emphasis added)

This rule 14a-8 proposal is not asking shareholders to vote on a merger or acquisition. This rule 14a-8 proposal does not claim to be a repetition of company disclosures.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
Myra K. Young

Jane A. Kamenz <jkamenz@coca-cola.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 16, 2013 no action request.

According to the company claim the resolved statement is okay. However the company has a convoluted reasoning process that argues that when one of the advantages of an independent board chairman (two persons for two roles) is cited in the supporting statement then that one item might purportedly become the entire proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

Jane A. Kamenz <jkamenz@coca-cola.com>

[KO: Rule 14a-8 Proposal, October 13, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Plus we did not have a Lead Director. James Robinson, with a whopping 38-years of tenure was our "presiding director."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board F and rated our executive pay D – $30 Million for Muhtar Kent. Mr. Kent had an excessive pension, was given excessive perks and could get long-term incentive pay for below-median performance. There was no effective stock ownership guidelines for Mr. Kent.

We had an entrenched board with 16 to 38 years tenure each for Samuel Nunn, Ronald Allen, Peter Ueberroth, Herbert Allen, Donald McHenry and James Robinson. Jacob Wallenberg, Barry Diller and Ronald Allen each received 10% to 32% in negative votes. We also had overboarded directors and overboarded audit committee members. Not one non-executive director had general expertise in risk management. GMI said Coca-Cola had a higher accounting and governance risk than 95% of companies and had a higher shareholder class action litigation risk than 93% of all rated companies in this region.

GMI said our company been the target of allegations by a responsible party or media reports, or been subject to fine, settlement or conviction for sweat shop violations and child labor violations. Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices Our company did not disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 16, 2013 no action request.

In regard to the company claim on page 11 about vague, the company failed to cite any example where an independent board chairman could be an independent board chairman of the company and the CEO of the company at the same time.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: James McRitchie

Jane A. Kamenz <jkamenz@coca-cola.com>

[KO: Rule 14a-8 Proposal, October 13, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Plus we did not have a Lead Director. James Robinson, with a whopping 38-years of tenure was our "presiding director."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board F and rated our executive pay D – $30 Million for Muhtar Kent. Mr. Kent had an excessive pension, was given excessive perks and could get long-term incentive pay for below-median performance. There was no effective stock ownership guidelines for Mr. Kent.

We had an entrenched board with 16 to 38 years tenure each for Samuel Nunn, Ronald Allen, Peter Ueberroth, Herbert Allen, Donald McHenry and James Robinson. Jacob Wallenberg, Barry Diller and Ronald Allen each received 10% to 32% in negative votes. We also had overboarded directors and overboarded audit committee members. Not one non-executive director had general expertise in risk management. GMI said Coca-Cola had a higher accounting and governance risk than 95% of companies and had a higher shareholder class action litigation risk than 93% of all rated companies in this region.

GMI said our company been the target of allegations by a responsible party or media reports, or been subject to fine, settlement or conviction for sweat shop violations and child labor violations. Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices Our company did not disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

The Coca-Cola Company

A. Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

Rule 14a-8

December 16, 2013

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal entitled "Independent Board Chairman" and related supporting statement (the "Proposal") submitted by John Chevedden ("Chevedden"), purportedly on behalf of James McRitchie ("Ritchie") and Myra K. Young ("Young") from its proxy materials for its 2014 Annual Meeting of Shareowners (the "2014 Proxy Materials"). The Proposal was received by the Company on October 13, 2013. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on the provisions of Rule 14a-8(i) under the Exchange Act described below.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB No. 14D"), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to Chevedden as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that Chevedden concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 6, 2014 and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The Proposal states:

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

Background

1. On October 13, 2013, Chevedden emailed the Proposal to the Company. The submission included a letter from McRitchie and Young, dated October 8, 2013, to the Company purporting to authorize Chevedden and/or his designee as their proxy to submit a proposal to the Company on their behalf. The letter did not identify the proposal by name or description and instructed the Company to direct all further communications regarding the Proposal to Chevedden. The letter also states that "[t]his letter does not grant the power to vote." Chevedden's email submission did not provide proof of beneficial ownership of the Company's Common Stock. A copy of the email submission is attached as Exhibit A.

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

2. On October 21, 2013, after confirming that McRitchie and Young were not shareholders of record, the Company emailed a letter to Chevedden, with copy sent to McRitchie and Young, acknowledging receipt of the Proposal and requesting proof of McRitchie's and Young's beneficial ownership of the Company's Common Stock (the "First Deficiency Letter"). A copy of the First Deficiency Letter is attached as Exhibit B.

3. On October 24, 2013, the Company sent a supplemental deficiency letter by email and courier to Chevedden, with copy sent to McRitchie and Young, informing Chevedden of the Company's belief that Rule 14a-8 did not permit him to submit the Proposal as a proxy for McRitchie and Young and that, consequently, the Company considered Chevedden to be the sole proponent of the Proposal (the "Second Deficiency Letter"). The Company's records do not list Chevedden as a registered holder of the Company's Common Stock. The Second Deficiency Letter therefore advised Chevedden of the stock ownership eligibility requirements of Rule 14a-8(b), explained how the defect in his submission could be remedied, and stated that the Company must receive a proper response within 14 days from Chevedden's receipt of the Company's letter. A copy of the Second Deficiency Letter is attached as Exhibit C.

4. On October 28, 2013, Chevedden emailed to the Company a letter, dated October 26, 2013, from Meggan Pierce, Senior Resource Specialist, at TD Ameritrade (the "TD Ameritrade Letter"), a copy of which is attached as Exhibit D. The TD Ameritrade Letter was addressed to McRitchie and Young and confirmed McRitchie's and Young's ownership of Company Common Stock. The TD Ameritrade Letter did not verify Chevedden's ownership of the Company's Common Stock.

5. Chevedden's deadline for responding to the Company's Second Deficiency Letter was November 7, 2013.

Bases for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials on the grounds that Rule 14-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Moreover, Chevedden did not establish that he was authorized by McRitchie and Young to submit the Proposal on their behalf.

In addition, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14-8(f)(1) because Chevedden failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information and failed to provide his own written statement that he intended to continue to hold the requisite number or value of Company Common Stock through the date of the Company's 2014 Annual Meeting of Shareowners.

Finally, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and false and misleading in violation of Rule 14a-9.

Analysis

The Proposal Is Excludable Because Rule 14a-8 Does Not Permit Shareholders To Submit "Shareholder Proposals By Proxy"

Rule 14a-8 provides an opportunity for a company's shareholders to submit proposals for inclusion in the company's proxy statement. However, in order to be eligible to do so, Rule 14a-8(b) requires a shareholder proponent to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the submission date. Rule 14a-8 explains that "[t]he references to "you" are to a shareholder seeking to submit the proposal."

Rule 14a-8 does not contain any language that permits a shareholder to grant a proxy to another person, who does not meet Rule 14a-8's eligibility requirements, for the purpose of submitting a proposal on behalf of that shareholder. As explained to the court in the complaint for declaratory judgment filed in *Waste Connections v. Chevedden*, cited below, paragraph (h) of Rule 14a-8 is the only section of the rule that allows a shareholder to designate a representative to act on his or her behalf, and then only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. Rule 14a-8(h), in contrast to Rule 14a-8(b), provides that the shareholder "or [the shareholder's] representative who is qualified under state law to present the proposal on [the shareholder's] behalf must attend the meeting to present the proposal." The omission of similar language from Rule 14a-8(b) makes clear that the rule does not permit a shareholder to grant a proxy to another person for the purpose of allowing that other person to submit a proposal.

In 1983, the Commission adopted revisions to the Rule 14a-8(b) share ownership requirements by adopting both minimum investment and holding period requirements necessary for a shareholder to submit a shareholder proposal in the hope of curtailing abuse of the shareholder proposal process. In *Release No. 34-20091* (August 16, 1983) (the "1983 Release"), the Commission stated:

> A majority of the commentators ... supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

In *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred with the exclusion of a shareholder proposal submitted by Thomas Wallenberg, a nominal proponent for Chevedden who was not eligible to submit the proposal. The Staff noted that Mr. Wallenberg sponsored the proposal only after responding to Chevedden's inquiry on the Internet for shareholders of TRW Inc. willing to sponsor his proposal. Mr. Wallenberg also indicated that Chevedden drafted the proposal and that he was acting to support Chevedden and his efforts. TRW Inc. argued that Chevedden was ineligible to submit the proposal under Rule 14a-8(b)(1):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the Company, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

In *PG&E Corporation* (avail. Mar. 1, 2002), the Staff permitted exclusion of a shareholder proposal where co-proponents were considered to be nominal proponents for Chevedden, who did not personally satisfy stock ownership requirements. Two of these co-proponents stated that they did not know each other, one proponent stated that Chevedden was handling the matter and another stated that he had not seen the proposal before.

On June 6, 2013, in *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young,* (Civil Action 4:13-CV-00176-KPE) ("*Waste Connections v. Chevedden*"), the District Court for the Southern District of Texas granted summary judgment to Waste Connections, Inc., allowing it to omit a board declassification proposal received from Chevedden on behalf of McRitchie. Waste Connections, Inc. argued that it was entitled to summary judgment on four separate grounds, including that Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy." Chevedden himself owned no shares of that company's stock, but he had obtained a "proxy" to submit a proposal from McRitchie, who had submitted proof of ownership under the rules. The court noted that the company's "motion for summary judgment is unopposed" and concluded that the company had "met its burden of demonstrating that there is no genuine dispute as to the material facts." The court permitted the proposal to be excluded from the company's proxy statement. Chevedden, McRitchie and Young are appealing the district court's decision.

The Proposal Is Excludable Because The Purported Proxy Does Not Identify The Proposal To Be Submitted And Therefore Does Not Sufficiently Authorize Chevedden To Submit The Proposal

In *Waste Connections v. Chevedden*, the proxy McRitchie gave to Chevedden read, in part, "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." The proxy did not identify the nature of the proposal Chevedden was purportedly authorized to submit to Waste Connections, Inc. leaving Chevedden free to submit whatever proposal he wished to attach to the proxy. Based on this non-specific authorization, Waste Connections, Inc. argued to the court that Chevedden failed to demonstrate that McRitchie was the true proponent of the proposal.

Despite the ruling in *Waste Connections v. Chevedden*, in their October 8, 2013 letter to the Company, McRitchie and Young similarly gave "our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it." McRitchie and Young's letter does not identify the proposal that they purportedly authorized Chevedden to submit to the Company on their behalf. Rather, their letter appears to be a "form letter" in which the company name, address and date are typed in. It is not at all clear that McRitchie and Young actually authorized the Proposal submitted to the Company. Accordingly, even if Rule 14a-8 were interpreted to allow a shareholder to submit a proposal by proxy (contrary to the District Court's ruling in *Waste Connections v. Chevedden*), the "proxy" given by McRitchie and Young to Chevedden in their October 8, 2013 letter should not be considered sufficient. McRitchie and Young appointed Chevedden and/or his designee as their proxy to submit an unidentified proposal. Therefore, nothing in the October 8, 2013 letter establishes that McRitchie and Young authorized Chevedden to submit the Proposal to the Company. Nor did Chevedden subsequently provide any evidence that McRitchie and Young had authorized him to submit the Proposal.

The Proposal Is Excludable Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Chevedden Failed To Provide The Information Necessary To Determine His Eligibility To Submit A Shareholder Proposal In Response To The Company's Request For This Information

The Company received the Proposal on October 13, 2013. The Proposal contained no documentation regarding ownership of any Company common stock by Chevedden, McRitchie or Young. McRitchie and Young's October 8, 2013 letter stated only that they "will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." The Company's records do not list Chevedden, McRitchie or Young as registered holders of the Company's Common Stock.

On October 21, 2013, which was within 14 calendar days of the Company's receipt of the Proposal, the Company emailed the First Deficiency Letter to Chevedden acknowledging receipt of the Proposal and requesting proof of McRitchie's and Young's beneficial ownership of the Company's Common Stock.

On October 24, 2013, which was also within 14 calendar days of the Company's receipt of the Proposal, the Company sent the Second Deficiency letter by email and courier to Chevedden. In the Second Deficiency letter, the Company informed Chevedden of the Company's belief that Rule 14a-8 did not permit him to submit the Proposal as a proxy for McRitchie and Young and that, consequently, the Company considered Chevedden to be the sole proponent of the Proposal. The Second Deficiency Letter also notified Chevedden of the eligibility requirements of Rule 14a-8, and how he could remedy the deficiencies associated with the Proposal—specifically, that Chevedden provide the required information necessary to prove his eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b). Chevedden did not respond to the Second Deficiency Letter by providing the requisite proof of ownership by November 7, 2013, the 14th calendar day following his receipt of the Second Deficiency Letter.

On October 28, 2013, Chevedden emailed the TD Ameritrade letter to the Company that confirmed McRitchie's and Young's ownership of Company Common Stock. See Exhibit D. Chevedden did not provide proof of his own ownership of Company Common Stock.

As described above, it is the Company's view that Chevedden, and not McRitchie and Young, is the Proposal's proponent. Therefore, the Company believes it may exclude the Proposal under Rule 14a-8(f)(l) because Chevedden failed to provide the proof of his ownership of the requisite number or value of Company Common Stock in accordance with Rule 14a-8(b)(1).

Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.l.c, *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB No. 14"). Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year, and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(l). See *Peregrine Pharmaceuticals, Inc.* (avail. Jul. 15, 2013) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Union Pacific Corp.* (avail. Jan. 29, 2010); *Cisco Systems, Inc.* (avail. Jul. 11, 2011); *J.D. Systems, Inc.* (avail. Mar. 31, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011) and *Time Warner Inc.* (avail. Feb. 19, 2009); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008).

As described above, Chevedden failed to provide timely documentary evidence of his eligibility to submit a shareholder proposal in response to the Company's proper and timely Second Deficiency Letter. Accordingly, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(l).

The Proposal Is Excludable Under Rule 14a-8(i)(3) Because The Supporting Statement Contains Unsubstantiated and Misleading References To Non-Public Materials That Chevedden Has Not Made Available To The Company For Evaluation

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB No. 14B"). See also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As noted in SLB No. 14B, Rule 14a-8(i)(3) encompasses the supporting statement as well as the proposal as a whole.

The Staff has repeatedly taken the position that statements included in a disclosure document that are attributed to a third party or external source may render the disclosure false and misleading in violation of Rule 14a-9 if the statements are mischaracterized or taken out of context. Accordingly, where statements in a company's proxy statement have been attributed to a third party report or other source, the Staff has requested copies of the external source materials to ensure that the statements do not violate Rule 14a-9. In an August 2, 2011 comment letter to *Forest Laboratories, Inc.*, for example, the Staff requested that the company provide copies of external documents, including a research report, which the company had referenced as the basis of support for statements made in the company's proxy materials. The Staff in that instance stated, "where the basis of support [for statements made in proxy soliciting materials] are other documents...to which you cite..., provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely." See also *H.J. Heinz Co.* (avail. Jan. 17, 2007) (Staff stated that "when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that...you properly quote and describe the context in which the disclosure has been made so that its meanings is clear. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears.").

Similarly, the Staff has stated that references in a shareholder proposal to external sources may violate the Commission's proxy rules and therefore may support exclusion pursuant to Rule 14a-8(i)(3). In SLB No. 14, for example, the Staff explained that a proposal's reference to an external website may render the proposal false and misleading if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Moreover, in *Staff Legal Bulletin No. 14G* (Oct. 16, 2012) ("SLB No. 14G"), the Staff stated that references in a shareholder proposal to a non-operational website are excludable under Rule 14a-8(i)(3), because "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the Staff to evaluate whether the website reference may be excluded." SLB No. 14G further explained that a reference to an external source that is not publicly available may not be excluded "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." See also *The Charles Schwab Corp.*

(avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); and *The Western Union Co.* (avail. Mar. 7, 2012) (same).

Certain portions of the Proposal's supporting statement purport to summarize statements reported by GMI Ratings, an independent investment research firm. However, the full GMI Ratings information is available only through a GMI Ratings report or through the GMI Ratings subscriber website, neither of which are publicly available.[2] The Company is not a subscriber to GMI Ratings. The Proponent has not provided the Company with a copy of the documents that support the statements in the Proposal attributed to GMI Ratings. Moreover, while GMI Ratings will provide "summary" copies of certain of its research reports once every twelve months to companies that are not subscribers, these courtesy copies are simply summaries of the more extensive research and analysis that is available only to paid subscribers. As a result, the Company is unable to verify whether the references in the supporting statement to GMI Ratings are supported by the source documents and are not being presented in the supporting statement in a false and misleading manner. In addition, GMI Ratings reports and analyses available to paid subscribers are dynamic and are updated as often as weekly, meaning the Company will also be unable to determine whether the statements in the Proposal attributed to GMI Ratings will be out of date or superseded by updated information when the 2014 Proxy Materials are distributed.

Further, certain statements in the supporting statement are explicitly attributed to GMI Ratings while other statements are presented in a way that indicates that they may be attributable to GMI Ratings. For instance, the first sentence of the Proposal's fourth paragraph expressly attributes to GMI Ratings a rating of the Company's executive pay. Similarly, the fifth sentence of the Proposal's fifth paragraph and the first sentence of the Proposal's sixth paragraph are expressly attributed to GMI Ratings. The statements in the remainder of those paragraphs are not expressly attributed to GMI Ratings, but a reader could easily infer that all of the statements in those paragraphs are attributable to GMI Ratings. The Company has no ability to verify

---

[2] The GMI Ratings website (http://www3.gmiratings.com) contains links to resources such as ESG Analytics, AGR Analytics and various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. None of these reports is available to the companies that GMI Ratings reports on without a paid subscription. Instead, upon request, GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG and AGR" report once every twelve months.

whether those statements, if attributed to GMI Ratings, are supported by the underlying source documents.

Because Chevedden failed to provide the Company with a copy of the GMI Ratings source materials to which the Proposal attributed numerous statements, the Company has no way of verifying whether those statements are mischaracterized or are taken out of context, or whether the GMI Rating reports have been subsequently updated or are out of date. Therefore, as indicated by SLB No. 14G, and consistent with the Staff's positions in the comment letters to *Forest Laboratories* and *H.J. Heinz*, the Proposal violates Rule 14a-9 and therefore may be excluded pursuant to Rule 14a-8(i)(3). In the alternative, if the Staff does not concur that the entire Proposal may be excluded, we believe that the Proponent must revise the Proposal to delete the paragraphs that refer to or appear to be attributable to GMI Ratings. See *Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where such allegations may be misleading).

The Proposal Is Excludable Under Rule 14a-8(i)(3) Because The Proposal Is Subject To Multiple Interpretations And Therefore Is Vague And Indefinite In Violation Of Rule 14a-9

The Staff has also said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In *Fuqua Industries*, the Staff permitted exclusion of a proposal where the "meaning and application of terms and conditions...in the proposal would have to be determined without guidance from the proposal and would be subject to differing interpretations". See also *The Home Depot, Inc.* (avail. Mar. 28, 2013) (permitting exclusion of a proposal to "strengthen our weak shareholder right to act by written consent" as vague and indefinite); *RR Donnelly & Sons Company* (avail. Mar. 1, 2012) (permitting exclusion of a proposal seeking to allow special shareholder meetings to be called by shareholders holding "not less than one-tenth" of the voting power, or "the lowest percentage" of common stock permitted by state law as vague and indefinite because the proposal presented two alternative interpretations); and *Exxon Corporation* (avail. Jan. 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain terms, including "Chapter 13," "considerable amount of money" and "bankruptcy" were subject to differing interpretations).

Similar to the above examples, the Proposal is vague and indefinite because it is subject to multiple interpretations. The resolution included in the Proposal appears to request a policy that the board chairman be independent. However, another portion of the Proposal appears to request a policy that the roles of CEO and board chair be separated. The Proposal is titled "Independent Board Chairman," and the Proposal's resolution purports to request a policy that the board chair be "an independent member of our Board." In addition, the supporting statement contains numerous references to an independent chair. The supporting statement also, however, includes the reference to the separation of the roles of CEO and board chair. The very first sentence of the supporting statement immediately introduces the topic of having a separate board chair and CEO: "[w]hen our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance."

Accordingly, shareholders may interpret the Proposal as requesting an independent chairman or instead separation of the roles of CEO and board chair. These two topics could result in different structures at different companies. For example, some companies may have a combined board chair and CEO, which would mean that the board chair is not independent. However, other companies may have a separate board chair and CEO where the board chair is not an independent director. Indeed, a recent survey of S&P 500 board practices showed that while 45% of surveyed companies have a separate board chair and CEO, only 25% of those companies have an independent board chair. See *Spencer Stuart U.S. Board Index 2013*. Given the different interpretations the Proposal presents, shareholders would be uncertain whether they are voting on an independent board chair proposal or on a proposal to separate the board chair and CEO roles. Further, if the Proposal were adopted, the Company would face similar uncertainty in assessing what actions implementation of the Proposal would require. As a result, the actions taken by the Company in implementing the Proposal could differ from what shareholders had in mind when they voted on the Proposal.

As a result of these alternative and potentially distinct interpretations, the Proposal fails to inform the Company as to what actions would be needed to implement the Proposal, and any action taken by the Company could be significantly different from what shareholders envisioned when voting on the Proposal. Because neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted, the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

Revision Is Permitted Only In Limited Circumstances

Although the Staff occasionally permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *SLB No. 14B*. As the Staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." See also *SLB No. 14*. As evidenced by the number of misleading, vague and indefinite portions of the Proposal and its supporting statement discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2014 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2187.

Sincerely,

A. Jane Kamenz
Securities Counsel

cc: John Chevedden
Gloria K. Bowden
Mark E. Preisinger
James McRitchie
Myra K. Young

Enclosures

Exhibit A

Copy of Proposal and correspondence submitted on October 13, 2013

Priscilla Singleton

From:	olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, October 13, 2013 11:24 PM
To:	SHAREOWNER SERVICES
Cc:	Jared Brandman; Gloria Bowden
Subject:	Rule 14a-8 Proposal (KO)``
Attachments:	CCE00003.pdf

Dear Ms. Bowden,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Muhtar Kent
Chairman of the Board
The Coca-Cola Company (KO)
One Coca Cola Plaza
Atlanta GA 30313

Dear Mr. Kent,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by e*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

10/8/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

10/8/2013

Myra K. Young — Date

cc: Gloria K. Bowden <shareownerservices@na.ko.com>
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-676-8409
Jared Brandman <jbrandman@coca-cola.com>
Gloria Bowden <gbowden@coca-cola.com>

[KO: Rule 14a-8 Proposal, October 13, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Plus we did not have a Lead Director. James Robinson, with a whopping 38-years of tenure was our "presiding director."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board F and rated our executive pay D – $30 Million for Muhtar Kent. Mr. Kent had an excessive pension, was given excessive perks and could get long-term incentive pay for below-median performance. There was no effective stock ownership guidelines for Mr. Kent.

We had an entrenched board with 16 to 38 years tenure each for Samuel Nunn, Ronald Allen, Peter Ueberroth, Herbert Allen, Donald McHenry and James Robinson. Jacob Wallenberg, Barry Diller and Ronald Allen each received 10% to 32% in negative votes. We also had overboarded directors and overboarded audit committee members. Not one non-executive director had general expertise in risk management. GMI said Coca-Cola had a higher accounting and governance risk than 95% of companies and had a higher shareholder class action litigation risk than 93% of all rated companies in this region.

GMI said our company been the target of allegations by a responsible party or media reports, or been subject to fine, settlement or conviction for sweat shop violations and child labor violations. Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices Our company did not disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Copy of First Deficiency Letter

Jane A. Kamenz

From: jkamenz@coca-cola.com
Sent: Monday, October 21, 2013 5:10 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gloria Bowden; Mark Preisinger
Subject: James McRitchie and Myra K. Young Shareholder Proposal re: Deficiency notice
Attachments: 3962_001.pdf

Dear Mr. Chevedden;

Enclosed is an eligibility deficiency notice in connection with a shareholder proposal that you submitted by email on behalf of James McRitchie and Myra K. Young on October 13, 2013.

Regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖷 404.598.2187 | ✉ jkamenz@coca-cola.com

From: GNW30026NAT2616@NA.KO.COM [mailto:GNW30026NAT2616@NA.KO.COM]
Sent: Monday, October 21, 2013 4:41 PM
To: Jane A. Kamenz
Subject: Attached Image



COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

October 21, 2013

Via E-mail & Certified Mail, Return Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On October 13, 2013, we received a shareholder proposal dated October 8, 2013 from James McRitchie and Myra K. Young (collectively, the "Proponents") addressed to Mr. Muhtar Kent, Chairman of the Board of The Coca-Cola Company (the "Company") which you submitted on their behalf. In their letter, the Proponents authorized you to act on their behalf regarding their shareholder proposal which they included with their letter. A copy of this letter and the shareholder proposal are attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in the Proponents' letter:

> You did not include any information to prove that the Proponents have continuously held, for the one-year period preceding and including the date you submitted their proposal (being October 13, 2013), shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list either James McRitchie or Myra K. Young as registered holders of shares of Company Common Stock. Since the Proponents are not registered holders of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove their eligibility (for example, if the Proponents' shares are held indirectly through their broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Proponents' requisite proof of ownership is not provided, we may exclude their proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please note that if timely and adequate proof of ownership is provided, the Company reserves the right to raise any substantive objections to the Proponents' proposal at a later date.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
James McRitchie
Mark Preisinger
Myra K. Young

Enclosures

Priscilla Singleton

From:	olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, October 13, 2013 11:24 PM
To:	SHAREOWNER SERVICES
Cc:	Jared Brandman; Gloria Bowden
Subject:	Rule 14a-8 Proposal (KO)`
Attachments:	CCE00003.pdf

Dear Ms. Bowden,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Muhtar Kent
Chairman of the Board
The Coca-Cola Company (KO)
One Coca Cola Plaza
Atlanta GA 30313

Dear Mr. Kent,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

10/8/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

10/8/2013

Myra K. Young — Date

cc: Gloria K. Bowden <shareownerservices@na.ko.com>
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-676-8409
Jared Brandman <jbrandman@coca-cola.com>
Gloria Bowden <gbowden@coca-cola.com>

[KO: Rule 14a-8 Proposal, October 13, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Plus we did not have a Lead Director. James Robinson, with a whopping 38-years of tenure was our "presiding director."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board F and rated our executive pay D – $30 Million for Muhtar Kent. Mr. Kent had an excessive pension, was given excessive perks and could get long-term incentive pay for below-median performance. There was no effective stock ownership guidelines for Mr. Kent.

We had an entrenched board with 16 to 38 years tenure each for Samuel Nunn, Ronald Allen, Peter Ueberroth, Herbert Allen, Donald McHenry and James Robinson. Jacob Wallenberg, Barry Diller and Ronald Allen each received 10% to 32% in negative votes. We also had overboarded directors and overboarded audit committee members. Not one non-executive director had general expertise in risk management. GMI said Coca-Cola had a higher accounting and governance risk than 95% of companies and had a higher shareholder class action litigation risk than 93% of all rated companies in this region.

GMI said our company been the target of allegations by a responsible party or media reports, or been subject to fine, settlement or conviction for sweat shop violations and child labor violations. Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices Our company did not disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Exhibit C

Copy of Second Deficiency Letter

Jane A. Kamenz

From: jkamenz@coca-cola.com
Sent: Thursday, October 24, 2013 11:27 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Mark Preisinger; Gloria Bowden
Subject: Shareholder Proposal -- Deficiency Notice from The Coca-Cola Company
Attachments: 2092_001.pdf

Dear Mr. Chevedden;

Please find attached a deficiency notice relating to a shareholder proposal that you submitted to The Coca-Cola Company by email on October 13, 2013. This notice supplements our notice to you of October 21, 2013. Also attached are copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G. Please confirm your receipt of this email by return email.

Sincerely, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖷 404.598.2187 | ✉ jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Thursday, October 24, 2013 11:09 AM
To: Jane A. Kamenz
Subject: Attached Image



COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

October 24, 2013

Via E-mail & Courier

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This letter supplements our letter to you of October 21, 2013 regarding a shareholder proposal that we received from you by email on October 13, 2013.

Attached to your email was a letter dated October 8, 2013 from James McRitchie and Myra K. Young addressed to Mr. Muhtar Kent, Chairman of the Board of The Coca-Cola Company (the "Company"), purporting to appoint you and/or your designee as their proxy to submit an unidentified proposal on their behalf. Your email also contained a shareholder proposal relating to an independent board chairman (the "Proposal"). A copy of your email, the letter and the Proposal are attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following procedural eligibility deficiencies:

1. We do not believe that Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Act") permits you to submit a shareholder proposal as a proxy for James McRitchie and Myra K. Young. See *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE). In addition, the letter from Mr. McRitchie and Ms. Young does not identify the proposal that they have authorized you to submit on their behalf. Rather, their letter appears to be a "form letter" in which the company name, address and date are typed in. It is not clear that Mr. McRitchie and Ms. Young actually authorized the Proposal to be submitted to the Company. Accordingly, we consider you to be the sole proponent of the Proposal. Because you are the proponent of the Proposal, you must:

   (a) Prove that you have continuously held, for the one-year period preceding and including the date you submitted the Proposal to us on October 13, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company

Common Stock. Since you are not a registered holder of shares of Company Common Stock, you must establish your ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example, if your shares are held indirectly through a broker or bank). Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012) provide guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

(b) Include your own written statement that you intend to continue to hold such shares of Company Common Stock through the date of the Company's 2014 Annual General Meeting of Shareowners, as required by Rule 14a-8(b)(2) [Question 2].

2. Even if James McRitchie and Myra K. Young had submitted the Proposal themselves, they did not include any information to prove that they have continuously held, for the one-year period preceding and including the date the Proposal was submitted on October 13, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list either Mr. McRitchie or Ms. Young as registered holders of shares of Company Common Stock. Accordingly, to support their contention that they are eligible to submit a shareholder proposal, Mr. McRitchie and Ms. Young must establish ownership of Company stock by one of the means described in paragraph 1 above.

For the Proposal to be eligible for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Shareowners, the information requested above, must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If it is not provided, we may exclude the Proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please note that if timely and adequate proof of ownership is provided, the Company reserves the right to raise any substantive objections to the Proposal at a later date.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
James McRitchie
Mark Preisinger
Myra K. Young

Enclosures

Priscilla Singleton

From:	olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, October 13, 2013 11:24 PM
To:	SHAREOWNER SERVICES
Cc:	Jared Brandman; Gloria Bowden
Subject:	Rule 14a-8 Proposal (KO)``
Attachments:	CCE00003.pdf

Dear Ms. Bowden,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Muhtar Kent
Chairman of the Board
The Coca-Cola Company (KO)
One Coca Cola Plaza
Atlanta GA 30313

Dear Mr. Kent,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

10/8/2013

James McRitchie
Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

10/8/2013
Myra K. Young
Date

cc: Gloria K. Bowden <shareownerservices@na.ko.com>
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-676-8409
Jared Brandman <jbrandman@coca-cola.com>
Gloria Bowden <gbowden@coca-cola.com>

[KO: Rule 14a-8 Proposal, October 13, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Plus we did not have a Lead Director. James Robinson, with a whopping 38-years of tenure was our "presiding director."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board F and rated our executive pay D – $30 Million for Muhtar Kent. Mr. Kent had an excessive pension, was given excessive perks and could get long-term incentive pay for below-median performance. There was no effective stock ownership guidelines for Mr. Kent.

We had an entrenched board with 16 to 38 years tenure each for Samuel Nunn, Ronald Allen, Peter Ueberroth, Herbert Allen, Donald McHenry and James Robinson. Jacob Wallenberg, Barry Diller and Ronald Allen each received 10% to 32% in negative votes. We also had overboarded directors and overboarded audit committee members. Not one non-executive director had general expertise in risk management. GMI said Coca-Cola had a higher accounting and governance risk than 95% of companies and had a higher shareholder class action litigation risk than 93% of all rated companies in this region.

GMI said our company been the target of allegations by a responsible party or media reports, or been subject to fine, settlement or conviction for sweat shop violations and child labor violations. Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices Our company did not disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit D

Copy of TD Ameritrade Letter

Jane A. Kamenz

From:	olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, October 28, 2013 2:31 AM
To:	Jane A. Kamenz
Cc:	Jared Brandman; Gloria Bowden
Subject:	Rule 14a-8 Proposal (KO) tdt
Attachments:	CCE00009.pdf

Dear Ms. Kamenz,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: James McRitchie



Post-it® Fax Note 7671	Date 10-27-13	# of pages ▶
To A. Jane Kamenz	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 404-598-2187	Fax #	

October 26, 2013

James McRitchie & Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade accounts

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that James McRitchie and Myra K. Young have continuously held the following:

100 shares of Kellogg Co (K) common stock in their TD Ameritr*** FISMA & OMB Memorandum M-07-16 *** 28, 2005

40 shares of Citgroup Inc (C) common stock in their TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** 19, 2010

100 shares of Fluor Inc (FLR) common stock in their TD Ameritr*** FISMA & OMB Memorandum M-07-16 *** November 25, 2008

100 shares of The Coca Cola Co (KO) common stock in their TD Ameritra*** FISMA & OMB Memorandum M-07-16 *** since September 9, 2011

Myra K Young has continuously held the following:

50 shares of Kimberly-Clark Corp (KMB) common stock in her TD Ameritra*** FISMA & OMB Memorandum M-07-16 *** since October 8, 2012

100 shares of NCR Corp (NCR) common stock in her TD Ameritr*** FISMA & OMB Memorandum M-07-16 *** October 16, 2012

100 shares of Johnson & Johnson (JNJ) common stock in her TD Ameritrad*** FISMA & OMB Memorandum M-07-16 *** since April 5, 2012

DTC number 0188 is the clearinghouse number for TD Ameritrade and all of the above mentioned accounts.



If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Meggan Pierce

Meggan Pierce
Senior Resource Specialist
TD Ameritrade

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